UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Scorpio Tankers Inc. (the “Company”) announced today that effective on September 20, 2023, the Company’s Board of Directors (the “Board”) has appointed Niccolò Camerana to the Board, filling the vacancy created after Mr. Alexandre Albertini’s resignation. Mr. Camerana will serve as a Class I Director and the Board has determined that Mr. Camerana is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Niccolò Camerana has been working for Stellantis (formerly Fiat Chrysler Automobiles) since 2010 and today he serves as Principal in Stellantis Ventures (the Corporate Venture Capital fund of Stellantis). From 2003 to 2006 Niccolò worked for PwC in Italy, in its transaction services and audit department. Thereafter, between 2006 and 2009, he worked for UBS Investment Bank in London in its mergers and acquisitions department. During his career within Fiat Group Niccolò covered different roles whereby between 2016 and 2019 he was Head of Debt Capital Markers and Head of Business Development in FCA Bank, and then in 2019 he became responsible for FCA EMEA Business development, up until its merger with the Peugeot Group. Between 2016 and 2023 Niccolò was a member and invitee of the Exor N.V. Board of Directors.

Mr. Camerana has an International Baccalaureate Diploma from Sevenoaks School and a degree in International Business Studies from the European Business School of London.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-264084) that was filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: September 22, 2023
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer